UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

New Director

Wong Kong Yew (“Prof. Wong”), an independent director of EUDA Health Holdings Limited (the “Company” or “EUDA”), has resigned from the Board of Directors of the Company and as Chairman of the Compensation Committee, and member of the Audit Committee and Nomination Committee, effective October 23, 2025. Prof. Wong’s resignation was not due to any disagreement or dispute with the Company or the Company’s Board of Directors on any matter relating to the operations, policies or practices of the Company.

In connection with Prof. Wong’s resignation, the Nominating Committee nominated Huang Bo to serve as independent director. The Board determined that Mr. Huang qualifies as an independent director under applicable Nasdaq rules and Rule 10A-3 of the United States Securities and Exchange Act of 1934, as amended, and appointed Mr. Huang, as independent director, Chairman of the Compensation Committee and member of the Audit Committee and Nomination Committee. Mr. Huang’s appointment is effective as of October 24, 2025.

Huang Bo is the General Manager of Shenzhen Key Lock Biotechnology Co., Ltd., a company whose sole owner also owns 100% of Guangdong Key Lock Health Management Co., Ltd., a key business partner of EUDA which is responsible for giving EUDA its current right to sell and distribute certain third-party-developed stem cell therapies in Singapore and Malaysia, and cell immunotherapies in Malaysia. The Board has considered Mr. Huang’s relationship with these two companies and is of the opinion that his position at Shenzhen Key Lock Biotechnology Co., Ltd. would not interfere with the exercise of his independent judgment in carrying out his responsibilities as a EUDA director.

Prior to Shenzhen Key Lock Biotechnology Co., Ltd., Mr. Huang served as City Manager of Shenzhen Kewei Robotics Technology Co., Ltd., a position he held from March 2020 to June 2024. From October 2016 to July 2019, Mr. Huang served as Project Manager of Shenzhen Xixi Network Technology Co., Ltd., and from March 2013 to September 2016, Mr. Huang served as Shenzhen Market Operations Director of Magic Line Technology (Shenzhen) Co., Ltd., a NASDAQ listed company. Mr. Huang has earned a Bachelor’s Degree from Zhengzhou University of Technology in July 2009.

There are no arrangements or understandings between Mr. Huang and any other person pursuant to which he has been selected as independent director, and there are no related-party transactions involving Mr. Huang that would require disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 28, 2025

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer